For Immediate Release

          P&O Princess Cruises plc ("P&O Princess")

                        20 June 2002

                Response to DTI Announcement

P&O Princess Cruises plc ("P&O Princess") welcomes today's decision by the Secretary of State for Trade and Industry ("Secretary of State") to approve the proposed combination of P&O Princess with Royal Caribbean Cruises Ltd. ("Royal Caribbean").

Peter Ratcliffe, Chief Executive of P&O Princess, said:

"We are pleased with the Secretary of States decision to approve our agreed combination with Royal Caribbean. We continue to work with the Federal Trade Commission in the United States as they conduct their review of the transaction."


Notes To Editors:

The proposed combination with Royal Caribbean remains subject to review by the Federal Trade Commission in the United States and to approval by P&O Princess shareholders. The proposed offer by Carnival Corporation for P&O Princess remains subject to review by the Federal Trade Commission in the United States and approval by the European Commission.

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Brunswick (London)
+44(0) 20 7404 5959
John Sunnucks
Sophie Fitton

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.